FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 17 August, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Argentine Court acquits Tenaris’s CEO and Chairman in the Notebooks Case.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 August, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Argentine Court acquits Tenaris’s CEO and Chairman in the Notebooks Case

Luxembourg, August 17, 2021 - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) has been informed that the first-instance judge in charge of the Notebooks Case acquitted Tenaris’s Chairman and CEO Paolo Rocca of all charges brought against him in the case. In its decision, the first-instance judge stated that Mr. Rocca’s involvement in the Notebooks Case’s judicial proceedings does not affect his good name and honor in any way. The first-instance judge’s decision concerning Mr. Rocca was not appealed by either the prosecutor or the government unit prosecuting economic crimes (UIF).

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.